SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2007
                          ------------------------------------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-25165
                                            ---------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  The Bank of Greene County Employees' Savings and Profit Sharing Plan and Trust

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Greene County Bancorp, Inc.
                                 425 Main Street
                          Catskill, New York 12414-1317

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                              SUMMARY ANNUAL REPORT
                    FOR THE BANK OF GREENE COUNTY EMPLOYEES'
                     SAVINGS & PROFIT SHARING PLAN AND TRUST

This is a summary of the annual report for The Bank of Greene County Employees' Savings & Profit Sharing Plan and Trust, EIN 14-0553610, Plan No. 002, for the period January 1, 2007 through December 31, 2007. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $290,679. These expenses included $258,692 in benefits paid to participants and beneficiaries and $25,713 in other expenses. A total of 135 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $4,190,702 as of December 31, 2007, compared to $3,650,210 as of January 1, 2007. During the plan year the plan experienced an increase in its net assets of $540,492. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $831,171 including employer contributions of $172,998, employee contributions of $333,873, and earnings from investments of $79,897.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

         1.       financial information; and
         2. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call The Bank of Greene County, 302 Main Street, Catskill, NY 12414, (518) 943-2600.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: State Street Global Advisors $4,190,702. You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact a EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

You also have the legally protected right to examine the annual report at the main office of the plan (The Bank of Greene County, 302 Main Street, Catskill, NY 12414) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                THE BANK OF GREENE COUNTY
                                EMPLOYEES' SAVINGS AND PROFIT
                                SHARING PLAN AND TRUST




Date: June  20, 2008            By:      /s/ Donald Gibson
                                         ---------------------------------------
                                Name:    Donald Gibson
                                Title:   President and Chief Executive  Officer,
                                         The Bank of Greene County